NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

January 12, 2006

Mail Stop 6010 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Attention:	Jeffrey P. Riedler; Zafar Hassan

Re:	Naturewell, Incorporated, File No. 0-26108 Preliminary Information Statement on Schedule-14C Filed November 18, 2005

Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in: (i) the comment letter of December 15, 2005 relating to the Preliminary Information Statement on Schedule-14C of Naturewell, Inc. (the "Company"). The Company responds as follows:

Schedule 14C
General

1.     In your response letter, please restate our comment and then provide your response below the restated comment. Please also identify the location of revisions in response to our comments so that we can understand your revisions in their proper context.

Response:

Your comment has been noted.

2. In several instances throughout the filing you have referred to Mr. Arabia as "The Executive" In this case, use of a defined term is not warranted. Please refer to individuals by their name.

Response:

The information statement has been revised accordingly.

3.     Please acknowledge that in addition to incorporating documents by reference, you will also deliver the incorporated documents with the information statement when it is mailed. Please include a representation to this effect in the information statement.

Response:

Delivery of the incorporated documents with the mailing of this information statement is not required. See Instruction 1 to Item 13 of Schedule 14A. See also Rule 14c-3 and Rule 14a-3(b).

Introduction

4.     The introduction should be substantially revised to clarify the purpose and the effect of the transactions described in the introduction. These revisions should describe the adverse effects that may occur to the shareholders as a result of the transactions.

Response:

The information statement has been revised accordingly.

5. Please clarify that the Series A common stock will have voting rights for all matters presented to corporate shareholders for vote.

Response:

     The information statement has been revised accordingly in the following places; (i) the introduction section of the information statement, (ii) in the subsection entitled "Purpose and Effect of Enacting the First Amendment", (iii) in the section entitled "The Series A Common Stock", and (iv) in the footnotes to the Beneficial Ownership table.

6. In each place where you reference the deletion of text in the amendment, you should disclose the exact text that will be deleted, along with the text of the amendment.

Response:

The information statement has been revised accordingly in the section entitled "The First Amendment to the Certificate of Incorporation".

The First Amendment

7.     You should add disclosure to this section that prominently highlights the fact that the interests of Mr. Arabia may differ from the interests of the other shareholders. For example, it appears that the transactions contemplated in the information statement will provide Mr. Arabia with a much larger ownership position in the company and dilute the other shareholders. You should disclose this fact and describe the percentage of votes controlled by Mr. Arabia prior to the transactions contemplated in the filing and the percentage that he will control after these transactions are consummated.

Response:

     The information statement has been revised accordingly in the subsection entitled "Purpose and Effect of Enacting the First Amendment". Additional disclosure of Mr. Arabia's vote percentage is made in the section entitled "Interests of Certain Persons in Matters to be Acted Upon".

8.     Please disclose the facts and circumstances that the board of directors considered when it approved the original issuance of preferred stock and the various convertible notes issued to the various note holders. Discuss the consideration given by the board to the adverse effects of these transactions on the company's shareholders.

Response:

     A discussion of the facts and circumstances that the Company's board of directors considered when it approved the original issuance of preferred stock has been included in the section entitled "Outstanding and Issuable Securities and Voting Rights".

9. Furthermore, the company should explain the rationale for converting the promissory notes into shares that have voting power that is ten times the voting the power of other shares.

Response:

The information statement has been revised accordingly in the subsection entitled "Purpose and Effect of Enacting the First Amendment".

The Second Amendment

10.     You have indicated that the company may need to issue stock in pursuit of a variety of corporate purposes. Please disclose whether the company has any current plans to issue any unauthorized shares. If so, describe the plans with specificity.

Response:

The information statement has been revised to indicate that the Company currently does not have any plans to issue unauthorized shares.

11.     In "Reasons for Second Amendment," you should name the holders of the convertible securities rather than referring to holders generically. Also, you should name the holders of senior debt with whom you have contracted to increase the number of authorized shares.

Response:

     Each of the affiliates listed in the "Security Ownership of Beneficial Ownership and Management" section of this information statement owns convertible notes of the Company. The Company has entered into agreements with each of the affiliates who are individuals (except Mr. Lowell Blankfort) to increase the number of authorized shares. In addition, convertible notes of the Company are owned by its former Chief Financial Officer and the Company has entered into an agreement with its former Chief Financial Officer to increase the number of authorized shares. The disclosure of the foregoing facts is included in the subsection entitled "Purpose and Effect of Enacting the Second Amendment".

12.     In romanette (iii) of "Reasons for Second Amendment," if it is your intention to say that one reason for the Second Amendment is to provide Mr. Arabia with the power required to authorize additional shares, you should clarify this point explicitly.

Response:

The information statement has been revised accordingly.

13.     In romanette (iii) of "Reasons for Second Amendment," you have referenced the terms and acknowledgements contained in the Letter Agreement. You should specify the terms and acknowledgements explicitly, rather than simply referring to them.

Response:

     The reference to the Letter Agreement has been removed from this section. The terms and acknowledgement contained in the Letter Agreement are set forth in the "Voting and Procedure" section of the information statement.

Outstanding and Issuable Securities and Voting Rights

14. You should disclose the name of each holder of securities described in this section.

Response:

     Required disclosure of the beneficial ownership of the Company's securities by affiliates of the Company is properly disclosed in the "Security Ownership of Beneficial Owners and Management" section of the information statement.

15. With regard to the unsecured convertible notes, disclose the interest rate, the term, and any other material term of the notes.

Response:

The information statement has been revised accordingly.

16.     Please disclose how the conversion price was reached (and the date it was reached) for the preferred stock and the convertible notes. For each date listed, also disclose the market price for the common stock on that date.

Response:

     The information statement has been revised to indicate that the conversion price for the preferred stock and the convertible notes was derived from an arm's length negotiation between the parties and was deemed by the Company's Board of Directors to be in the best interests of the Company.

Security Ownership of Certain Beneficial Owners and Management

17.     Please revise your beneficial ownership table so that it reflects the combined voting power of the common stock and all convertible securities that have the right to vote along with the common as a single class.

Response:

The beneficial ownership table has been revised accordingly.

Interests of certain persons....

18.     As noted in the comment above, rather than simply referring to a significant expansion of Mr. Arabia's ownership percentage, the percentage of shares and voting power held by him before and after the transactions should be disclosed.

Response:

     The information statement has been revised accordingly in the following three places; (i) the subsection entitled "Purpose and Effect of Enacting the First Amendment", (ii) the section entitled "Interests of Certain Persons in Matters to be Acted Upon", and (iii) the Beneficial Ownership table.

19. Please identify each director's holdings of common stock and any securities convertible into common stock and the number of shares and votes that each director would have on an as-converted basis.

Response:

The information requested by this comment is included in the revised beneficial ownership table.

Form l0-QSB for the period ending September 30, 2005
General

20.     With regard to the following comments, in addition to making changes to the 10-QSB, please also make revisions to the Form 10-QSB for the period ending June 30, 2005, but only to the extent applicable when the l0-KSB was filed.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

Risk Factors

21.     In each risk factor you disclose, please make sure that you properly describe the risk posed. As one example only, in 'Possible Volatility of Stock Price. . .," you refer to your thinly traded market and stock price volatility. Please disclose the risk associated with thin trading and volatility. You should review all your risk factors to ensure that risks arc properly disclosed.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

22.     Information in the risk factor should be presented as of the most recent date. As one example only, in "Limited Operating History," you reference your accumulated deficit as of March 30, 2005. As you have included financial statements for the quarter ended September 30, the accumulated deficit figure should also be as of this date. Please review the filing to ensure that all information is as up to date as possible.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

23.     In addition, make sure that the risk factors reflect risks actually posed to the company. For example, you have included a risk factor relating to inflation. Please consider whether inflation poses a material risk to the company. In addition, as noted in the comment above, if you decide to retain this risk factor, you should explain the risk posed by inflation.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

24.     Please make sure that all material risk factors are disclosed in the risk factors section. For example we note your reference to negotiating agreements with past due creditors, the company's outstanding notes, your going concern opinion and other issues that appear material enough to warrant separate risk factors. Please revise your risk factors to describe all material risks.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

Competition in the Industry

25.     You should expand this disclosure significantly. Instead of referring to competitors generically, you should name your primary competitors explicitly and disclose all material advantages of those competitors, both at the company level and the product level. For example, if any competing products possess greater market share, broader acceptance, greater efficacy or any other material advantage, you should disclose those advantages in this section.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

Recent Sales of Securities

26. In this section, you have answered "none." However, the issuance of 75 Series C Preferred Shares appears to be a sale of securities that should be disclosed in this section.

Response:

     Upon fully responding the Commission's comments regarding the information statement, the Company will amend and refile its Form 10-QSB for the period ending September 30, 2005 and its Form 10-KSB for the period ending June 30, 2005.

Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours,

/s/ James R. Arabia James R. Arabia